Exhibit 99.1

Dejour to Present at Two Leading Investment Conferences

Denver, Colorado, February 2, 2012 -- Dejour Energy Inc. (NYSE AMEX: DEJ / TSX: DEJ) (“Dejour” or the “Company”), an independent oil and natural gas company, announced today that it will participate in the following two leading micro-cap conferences during the month of March 2012 to discuss the outlook for the Company:

Roth Capital Partners' 24th Annual Conference in Dana Point, California,

March 11-14, 2012

and

Maxim Group Growth Conference in New York, New York

March 26, 2012

The presentation time and audio web cast details will be made available for the financial community and investors through the Investor section of Dejour's corporate website at http://www.dejour.com.

About Dejour

Dejour Energy Inc. is an independent oil and natural gas exploration and production company operating projects in North America’s Piceance Basin (107,000 net acres) and Peace River Arch regions (15,000 net acres). Dejour’s seasoned management team has consistently been among early identifiers of premium energy assets, repeatedly timing investments and transactions to realize their value to shareholders' best advantage. Dejour maintains offices in Denver, USA, Calgary and Vancouver, Canada. The company is publicly traded on the New York Stock Exchange Amex (NYSE AMEX: DEJ) and Toronto Stock Exchange (TSX: DEJ).

The TSX does not accept responsibility for the adequacy or accuracy of this news release.

Robert L. Hodgkinson, Co-Chairman & CEO	Investor Relations – New York
598 – 999 Canada Place,
Vancouver, BC Canada V6C 3E1	Craig Allison
Phone: 604.638.5050 Facsimile: 604.638.5051	Phone: 914.882.0960
Email: investor@dejour.com	Email: callison@dejour.com

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